UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 29, 2023, Brooge Energy Limited (the “Company”) issued a press release announcing unaudited financial results for the six months ended June 30, 2023. The Company’s management will host a conference call on Monday, October 9, 2023 at 10 a.m. ET and requests that all questions be submitted to BROG@KCSA.com by Wednesday, October 4, 2023 at 8 p.m. ET.

The full text of the press release is furnished as Exhibit 99.1 hereto.

Exhibit No.	Description of Exhibit
99.1	Press Release dated September 29, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: September 29, 2023	By:	/s/ Paul Ditchburn
Name: Paul Ditchburn Title: Chief Financial Officer

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